UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Ann H. Lamont

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

October 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 098003106                                       13D                                                         Page 2 of 4

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

235,365,737 *

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

235,365,737 *

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7% **

14.

TYPE OF REPORTING PERSON

PN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 3 of 4

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

OO-LLC

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 4 of 4

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

CO

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 5 of 4

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 6 of 4

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 7 of 4

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 8 of 4

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 9 of 4

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 10 of 4

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 11 of 4

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

CUSIP NO. 098003106                                       13D                                                         Page 12 of 4

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

235,365,737 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

235,365,737 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,365,737 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.7%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2013), and the exercise of all warrants for Common Stock.  See Item 5.

**The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of Common Stock.  The Reporting Persons have not effected a transaction in any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012.  Please see the Explanatory Note below.

STATEMENT ON SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 3 is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on July 6, 2011, as amended by Amendment No. 1 filed on December 9, 2011 (“Amendment No. 1”) and Amendment No. 2 filed on June 15, 2012 (“Amendment No. 2” and the Schedule 13D, as amended, restated and/or supplemented, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule 13D.  This Amendment No. 3 is being filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall only refer to information that has materially changed since the filing of the Amendment No. 2 on June 15, 2012.

Explanatory Note:  The Reporting Persons have not effected any transactions of any securities of the Issuer since the filing of Amendment No. 2 on June 15, 2012.  The purpose of this Amendment No. 3 is to update certain information contained in the Schedule 13D in order to reflect certain transactions that were affected by the Issuer since the filing of Amendment No. 2 on June 15, 2012, specifically:

•

A change in the number of outstanding shares of Common Stock, as disclosed by the Issuer in its Current Report on Form 8-K filed by the Issuer on October 17, 2012, which disclosed that the Issuer had repurchased 7,582,850 shares of its Common Stock from a person not affiliated with the Reporting Persons (the “October 2012 Share Repurchase”); and

•

The addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person (as defined herein), effective on February 28, 2013.

ITEM 1

SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this statement relates is the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 1500 Broadway, 31st Floor, New York, New York 10036.

ITEM 2.

IDENTITY AND BACKGROUND

The fifth paragraph of subparagraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Issuer owning shares of Series E Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E Preferred Stock”), Series E-1 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-1 Preferred Stock”) and/or Series E-2 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-2 Preferred Stock”) and that are parties to the Amended and Restated Series E Stockholders’ Agreement (as defined below) (the “Non-Reporting Persons”).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 950,850,663 which represents approximately 90.7% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc in the

Trimarc Purchase Agreement (as defined below) filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013, plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of February 28, 2013.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

Note: Except as otherwise indicated herein, all of the beneficial ownership information set forth herein is as of February 28, 2013 (i.e., after giving effect to the October 2012 Share Repurchase and the addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person which occurred on February 28, 2013). For the beneficial ownership information of the Reporting Persons and the Non-Reporting Persons as of October 17, 2012 (i.e., after giving effect to the October 2012 Share Repurchase but without giving effect to the addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person which occurred on February 28, 2013), please see Item 5 below.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed because of equity owned by Oak Investment Partners XII as follows.  Assuming conversion as of February 28, 2013, Oak Investment Partners XII owns warrants exercisable in the aggregate into 57,142,857 shares of Common Stock of the Issuer, warrants exercisable in the aggregate into 25,714,286 shares of Common Stock of the Issuer, warrants exercisable in the aggregate into 17,142,858 shares of Common Stock of the Issuer, shares of Series C Preferred Stock convertible in the aggregate into 21,988,345 shares of Common Stock (previously reported as 21,990,000 due to rounding differences), shares of Series E Preferred Stock convertible in the aggregate into 66,982,715 shares of Common Stock and shares of Series E-2 Preferred Stock convertible in the aggregate into 46,394,677 shares of Common Stock.  Details of the terms of the transactions and securities are discussed in more detail in the following paragraphs.

Note: Except as otherwise indicated herein, all of the beneficial ownership information set forth herein is as of February 28, 2013 (i.e., after giving effect to the October 2012 Share Repurchase and the addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person which occurred on February 28, 2013).  For the beneficial ownership information of Oak Investment Partners XII as of October 17, 2012 (i.e., after giving effect to the October 2012 Share Repurchase but without giving effect to the addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person which occurred on February 28, 2013), please see Item 5 below.

ITEM 4.

PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Amended and Restated Series E Stockholders’ Agreement

On February 28, 2013, the Issuer, Oak Investment Partners XII and the other parties thereto entered into an Amended and Restated Series E Stockholders’ Agreement (the “Amended and Restated Series E Stockholders' Agreement”). The Amended and Restated Series E Stockholders’ Agreement amends and restates the Series E Stockholders’ Agreement, as amended by the Stockholders’ Agreement

Amendment.  The Amended and Restated Series E Stockholders' Agreement was entered into by the parties thereto in connection with the purchase of shares of Series E-2 Preferred Stock and  warrants exercisable for shares of Common Stock by Trimarc Capital Fund, L.P. (“Trimarc”), pursuant to the Unit Purchase Agreement, dated as of February 28, 2013, by and between Trimarc and the Issuer (the “Trimarc Purchase Agreement”). In connection with, and as a condition to, the transactions contemplated by the Trimarc Purchase Agreement, Trimarc executed the Amended and Restated Series E Stockholders’ Agreement.  Trimarc is not affiliated with the Reporting Persons.  However, by virtue of its ownership of Series E-2 Preferred Stock and its entry into the Amended and Restated Series E Stockholders’ Agreement, Trimarc may be deemed to be a Non-Reporting Person for purposes of the Schedule 13D.

Pursuant to the Amended and Restated Series E Stockholders' Agreement, each stockholder party thereto is required to vote, or cause to be voted, all voting shares owned by such stockholder (or over which such stockholder has voting control), from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at no more than eleven directors (rather than ten as formerly provided under the Series E Stockholders' Agreement, as amended by the Stockholders’ Agreement Amendment).

Additionally, the Amended and Restated Series E Stockholders’ Agreement amends certain provisions of the Series E Stockholders’ Agreement, as amended by the Stockholders’ Agreement Amendment, relating to the appointment of the members of the Board such that, in addition to the designation rights of Oak, GFI, DBIC and Mida already provided for in the Series E Stockholders’ Agreement as amended by the Stockholders’ Agreement Amendment, for so long as Trimarc continues to own at least 25% of the shares of the Series E-2 Preferred Stock acquired by it pursuant to the Trimarc Purchase Agreement, or 25% of the Common Stock issued upon the conversion thereof, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each stockholder a party to the Amended and Restated Series E Stockholders' Agreement is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, one person designated by Trimarc.

The Amended and Restated Series E Stockholders’ Agreement and the Trimarc Purchase Agreement are listed as Exhibits 99.16 and 99.17, respectively, hereto.

Amendment No. 1 to the Second Amended and Restated Registration Rights Agreement.

On February 28, 2013, the Issuer, Oak Investment Partners XII and the other parties thereto entered into an Amendment No. 1 to Second Amended and Restated Registration Rights Agreement (the “Amendment No. 1 to Second Amended and Restated Registration Rights Agreement”). The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement amends the Second Amended and Restated Registration Rights Agreement.  The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement was entered into by the parties thereto in connection with the purchase of shares of Series E-2 Preferred Stock and  warrants exercisable for shares of Common Stock by Trimarc, pursuant to the Trimarc Purchase Agreement.   In addition, in connection with, and as a condition to, the transactions contemplated by the Trimarc Purchase Agreement, Trimarc executed a joinder to the Second Amended and Restated Registration Rights Agreement, as amended.

The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement amends the definition of “Securities” set forth in the Second Amended and Restated Registration Rights Agreement to include the shares of Series E-2 Preferred Stock and warrants exercisable for shares of Common Stock issued to (i) Trimarc pursuant to the Trimarc Purchase Agreement, and (ii) any other person that joins the Trimarc Purchase Agreement after the date thereof.

The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement is listed as Exhibit 99.18 hereto.

The foregoing summary of the Amended and Restated Series E Stockholders’ Agreement, the

Trimarc Purchase Agreement, the Amendment No. 1 to Second Amended and Restated Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Amended and Restated Series E Stockholders’ Agreement, the Trimarc Purchase Agreement and the Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, listed as Exhibits 99.16, 99.17 and 99.18 hereto, respectively, and incorporated herein by reference.

Additional Disclosure

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Except as otherwise noted herein, the percentages used herein are calculated based on information provided by the Company that there were 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc  in the Trimarc Purchase Agreement filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013.  Except as otherwise noted herein, the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in the Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on February 28, 2013.

 As of the close of business on February 28, 2013, Oak Investment Partners XII beneficially owns 235,365,737 shares of Common Stock, which represents 70.7% of the outstanding Common Stock.  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc in the Trimarc Purchase Agreement filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013, plus 46,394,677 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock, 66,982,715 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock, 21,988,345 shares of Common Stock issuable upon conversion of 8,795.34 shares of Series C Preferred Stock, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants, 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 17,142,858 shares of Common Stock issuable upon exercise of the June Common Stock Warrants, all assuming conversion as of February 28, 2013.

As a result of certain of the matters described in Item 4 above, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with the Non-Reporting Persons.  As of February 28, 2013, if the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 950,850,663 which represents approximately 90.7% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc in the Trimarc Purchase Agreement filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013, plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock, Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of February 28, 2013.

The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

For informational purposes, the following sets forth the beneficial ownership information for the Reporting Persons and the Non-Reporting Persons as of October 17, 2012 (i.e., after giving effect to the October 2012 Share Repurchase but prior to giving effect to the addition of Trimarc as a Non-Reporting Person which occurred on February 28, 2013): As of the close of business on October 17, 2012, Oak Investment Partners XII beneficially owned 232,316,725 shares of Common Stock, which represents 70.6% of the outstanding Common Stock.  The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon (i)  96,771,340 shares of Common Stock outstanding as of October 17, 2012, which is equal to (a) 104,354,190 shares of Common Stock outstanding as of August 14, 2012 as represented by the Issuer in its quarterly report for the period ended June 30, 2012 filed on September 7, 2012, minus (b) 7,582,850  shares of Common Stock as reported by the Issuer to have been repurchased by the Issuer in its Current Report on Form 8-K, filed on October 17, 2012, plus (ii) 45,135,969 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock, 65,192,412 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock, 21,988,345 shares of Common Stock issuable upon conversion of 8,795.34 shares of Series C Preferred Stock, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants, 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 17,142,858 shares of Common Stock issuable upon exercise of the June Common Stock Warrants, all assuming conversion as of October 17, 2012.  As of October 17, 2012, if the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 881,051,493 which represents approximately 90.1% of the shares of Common Stock outstanding.  For purposes of calculating the amounts set forth  in this paragraph, the shares of Common Stock outstanding is based upon (i)  96,771,340 shares of Common Stock outstanding as of October 17, 2012, which is equal to (a) 104,354,190 shares of Common Stock outstanding as of August 14, 2012 as represented by the Issuer in its quarterly report for the period ended June 30, 2012 filed on September 7, 2012, minus (b) 7,582,850  shares of Common Stock as reported by the Issuer to have been repurchased by the Issuer in its Current Report on Form 8-K, filed on October 17, 2012, plus (ii) shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of October 17, 2012.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames are the managing members of Oak Associates XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of Common Stock held by such entities.

Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include 46,394,677 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock  presently held  by Oak Investment Partners XII, 66,982,714 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock presently held  by Oak Investment Partners XII, 21,988,345 shares of Common Stock issuable upon conversion of 8,795.34 shares of Series C Preferred Stock presently held  by Oak Investment Partners XII, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants presently held  by Oak Investment Partners XII, 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 17,142,858 shares of Common Stock issuable upon exercise of the June Common Stock Warrants presently held  by Oak Investment Partners XII, all assuming conversion as of February 28, 2013.

For informational purposes, the following sets forth the beneficial ownership information as of October 17, 2012 (i.e., after giving effect to the October 2012 Share Repurchase but prior to giving effect to the addition of Trimarc as a Non-Reporting Person which occurred on February 28, 2013): Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include 45,135,969 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock  presently held  by Oak Investment Partners XII, 65,192,412 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock presently held  by Oak Investment Partners XII, 21,988,345 shares of Common Stock issuable upon conversion of 8,795.34 shares of Series C Preferred Stock presently held  by Oak Investment Partners XII, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants presently held  by Oak Investment Partners XII, 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 17,142,858 shares of Common Stock issuable upon exercise of the June Common Stock Warrants presently held  by Oak Investment Partners XII, all assuming conversion as of October 17, 2012.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 99.1.  Additionally, the Reporting Persons have executed a Power of Attorney in connection with the filing of the Schedule 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 24 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 24.

Oak Investment Partners XII and the Issuer are parties to that certain Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013 (the “Amended and Restated Series E Stockholders’ Agreement”), pursuant to which amendments were agreed by Oak Investment Partners XII and certain other stockholders of the Issuer regarding rights to nominate members of the Board of Directors of the Issuer.  The information contained in Item 4 of this Statement relating to the Amended and Restated Series  E Stockholders’ Agreement is incorporated herein by reference.  The Amended and Restated Series E Stockholders’ Agreement was filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 6, 2013 and is hereby deemed attached hereto as Exhibit 99.16 and incorporated herein by reference.

Oak Investment Partners XII and the Issuer are parties to that certain Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2013 (the “Amendment No. 1 to Second Amended and Restated Registration Rights Agreement”), pursuant to which amendments were agreed by Oak Investment Partners XII and certain other stockholders of the Issuer regarding inclusion of the securities purchased by Trimarc pursuant to the Trimarc Purchase Agreement in the definition of “Securities” in the Second Amended and Restated Registration Rights Agreement.  The information contained in Item 4 of this Statement relating to the Amendment No. 1 to Second Amended and Restated Registration Rights Agreement is incorporated herein by reference.  The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement was filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 6, 2013 and is hereby deemed attached hereto as Exhibit 99.18 and incorporated herein by reference.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated herein by reference to filings by parties other than Oak Investment Partners XII are identified as such.

EXHIBITS

Exhibit 24

Power of Attorney, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit No. 24 (SEC File No. 005-8545).

Exhibit 99.1

Agreement of Reporting Persons, dated July 6, 2011, among the Reporting Persons, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit 99.1 (SEC File No. 005-8545).

Exhibit 99.2

Unit Purchase Agreement, dated as of December 5, 2011, by and between Oak Investment Partners XII, GFINet Inc., Daher Bonds Investment Company, Mida Holdings and the Issuer and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.3

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.4

Form of Common Stock Warrant, incorporated by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.5

Form of Common Stock Warrant, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.2 (SEC File No. 000-51076)

Exhibit 99.6

Exchange Agreement, dated as of December 5, 2011, by and among the Issuer, Oak Investment Partners XII, Limited Partnership, GFINet Inc., UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.8

Series E Stockholders Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Exhibit 99.9

Asset Purchase Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.7 (SEC File No. 000-51076)

Exhibit 99.10

Certificate of Designation of Series C Convertible Stock, incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-51076)

Exhibit 99.11

Agreement With Respect to Conversion, dated as of February 2, 2011, by and among the Issuer and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.12

Amendment No. 1 to Agreement With Respect to Conversion, dated as of December 5, 2011, by and among the Issuer. and Oak Investment Partners XII, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.6 (SEC File No. 000-51076)

Exhibit 99.13

FINRA Letter Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.14

Letter Agreement, dated as of June 8, 2012, by and among the Issuer, GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited

Partnership and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on June 13, 2012 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.15

Amendment No. 1 to Series E Stockholders’ Agreement, dated May 16, 2012, by and among the Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on May 16, 2012 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Exhibit 99.16

Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, by and among the Oak Investment Partners XII and the Issuer, GFINet, Inc., Daher Bonds Investment Company, Mida Holdings, Trimarc Capital Fund, L.P.  and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Exhibit 99.17

Unit Purchase Agreement, dated as of February 28, 2013, by and between Trimarc Capital Fund, L.P. and the Issuer, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.18

Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2013, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., Daher Bonds Investment Company, Mida Holdings and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2013

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

 /s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals